04002619

SECUR[illegible] COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44100

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Charles W. Cammack Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Rector Street, 23rd Floor
(No. and Street)

New York (City) New York (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arleen J. Soberman (212)227-7770
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dannible & McKee, LLP
(Name – *if individual, state last, first, middle name*)

Financial Plaza 221 S. Warren Street (Address) Syracuse (City) New York (State) 13202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Earle W. Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charles W. Cammack Associates, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Earle W. Allen
Signature

Vice President of Finance
Title

Arleen J. Soberman
Notary Public

ARLEEN SOBERMAN
Commissioner of Deeds
City of New York - No. 1-749
Certificate Filed in New York County
Commission Expires July 1, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHARLES W. CAMMACK ASSOCIATES, INC.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

* * *

DECEMBER 31, 2003

TABLE OF CONTENTS

DANNIBLE & McKEE, LLP
Certified Public Accountants and Consultants
Financial Plaza, 221 S. Warren St., Syracuse, New York 13202-2687
(315) 472-9127 Fax (315) 472-0026

Independent Auditor's Report

January 23, 2004

To the Board of Directors of
Charles W. Cammack Associates, Inc.

We have audited the accompanying balance sheet of Charles W. Cammack Associates, Inc. (an S Corporation) as of December 31, 2003, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charles W. Cammack Associates, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of operating expenses and schedule of net capital are presented for purposes of additional analysis and are not required parts of the basic financial statements. The schedule of net capital is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dannible & McKee, LLP

CHARLES W. CAMMACK ASSOCIATES, INC.
(An S Corporation)

BALANCE SHEET

DECEMBER 31, 2003

Assets

Current assets:	
Cash and cash equivalents (Note 1)	$ 1,063,998
Investments (Note 2)	474,325
Commissions receivable (Note 1)	497,965
Consulting receivables (Note 1)	139,319
Refundable income taxes (Notes 1 and 6)	39,895
Prepaid expenses	78,215
Total current assets	2,293,717
Furnishings and equipment, less accumulated depreciation (Notes 1 and 3)	163,692
Security deposits	46,800
Deferred income taxes (Notes 1 and 6)	58,000
	$ 2,562,209

Liabilities and Stockholders' Equity

Current liabilities:	
Accounts payable	$ 102,395
Current portion of note payable to former shareholder (Note 5)	53,256
Accrued retirement (Note 4)	171,525
Accrued payroll and payroll taxes	94,426
Deferred rent (Note 3)	16,117
Deferred compensation (Note 7)	75,000
Deferred income taxes (Notes 1 and 6)	50,000
Total current liabilities	562,719
Long-term liabilities:	
Note payable to former shareholder (Note 5)	105,814
Deferred rent (Note 3)	136,322
Deferred compensation (Note 7)	301,206
Deferred compensation, subordinated (Note 7)	280,000
Total long-term liabilities	823,342
Stockholders' equity (Notes 8 and 9):	
Common stock, $.001 par value, 100,000 shares authorized and issued, 96,000 shares outstanding	100
Additional paid in capital	9,900
Retained earnings	1,392,388
	1,402,388
Less - Treasury stock, 4,000 shares at cost	226,240
Total stockholders' equity	1,176,148
	$ 2,562,209

See accompanying notes to financial statements.

CHARLES W. CAMMACK ASSOCIATES, INC.
(An S Corporation)

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2003

Revenue:	
Commissions earned	$ 6,374,607
Consulting revenue	429,239
Unrealized gains on investments (Note 2)	13,099
Other income (Note 1)	21,778
Total revenue	6,838,723
Expenses:	
Salaries and related expenses	4,930,739
General and administrative expenses	1,188,530
Selling and marketing expenses	246,104
Total expenses	6,365,373
Income before other expense and income taxes	473,350
Other expense:	
Loss on asset disposal	21,231
Interest expense	2,830
Total other expense	24,061
Income before income taxes	449,289
Provision for income taxes (Notes 1 and 6):	
Currently payable	49,387
Deferred expense	5,000
Total provision for income taxes	54,387
Net income	$ 394,902

See accompanying notes to financial statements.

CHARLES W. CAMMACK ASSOCIATES, INC.
(An S Corporation)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Shares	Stock Amount	Additional Paid in Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance at December 31, 2002	100,000	$ 100	$ 9,900	$1,369,031	$ -	$1,379,031
Net income	-	-	-	394,902	-	394,902
Purchase of 4,000 shares of common stock	-	-	-	-	(226,240)	(226,240)
Stockholders' distributions	-	-	-	(371,545)	-	(371,545)
Balance at December 31, 2003	100,000	$ 100	$ 9,900	$1,392,388	$ (226,240)	$1,176,148

See accompanying notes to financial statements.

CHARLES W. CAMMACK ASSOCIATES, INC.
(An S Corporation)

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

FOR THE YEAR ENDED DECEMBER 31, 2003

Subordinated borrowings, beginning of year	$ 590,000
Increases: Issuance of subordinated notes	-
Decreases: Expiration of subordinated notes	(310,000)
Subordinated borrowings, end of year	$ 280,000

See accompanying notes to financial statements.

CHARLES W. CAMMACK ASSOCIATES, INC.
(An S Corporation)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities: -	
Net income	$ 394,902
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	52,609
Deferred compensation	53,200
Deferred tax expense	5,000
Unrealized gains on investments	(13,099)
Loss on asset disposal	21,231
Changes in assets and liabilities:	
Decrease in receivables	105,985
Increase in refundable income taxes	(39,895)
Increase in prepaid expenses	(28,843)
Increase in accounts payable	15,824
Decrease in accrued retirement	(1,231)
Increase in accrued payroll and payroll taxes	25,542
Decrease in income taxes payable	(73,400)
Decrease in deferred compensation	(75,000)
Increase in deferred rent	98,868
Net cash provided by operating activities	541,693
Cash flows from investing activities:	
Purchase of investments	(250,000)
Proceeds from investments	132,078
Purchase of furnishings and equipment	(122,024)
Net cash used for investing activities	(239,946)
Cash flows from financing activities:	
Purchase of treasury stock	(50,000)
Principal payment on note to former shareholder	(17,170)
Stockholders' distributions	(371,545)
Net cash used for financing activities	(438,715)
Net decrease in cash and cash equivalents	(136,968)
Cash and cash equivalents, beginning of year	1,200,966
Cash and cash equivalents, end of year	$ 1,063,998

Supplemental schedule of non-cash investing and financing activities

The following items did not require or provide cash and, accordingly, have not been included in the statements of cash flows:

During 2003, the Company purchased 4,000 shares of common stock from a former shareholder for $226,240. An initial payment was made of $50,000 and the remaining amount due was financed with a note payable in the amount of $176,240. See Note 8.

See accompanying notes to financial statements.

CHARLES W. CAMMACK ASSOCIATES, INC.
(An S Corporation)

NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of significant accounting policies

Charles W. Cammack Associates, Inc. (the "Company") is engaged in the business of providing consulting services and installing and servicing: 1) Internet-based self-service employee benefit administration communication packages; 2) Retirement plans; 3) Welfare benefit plans; and 4) Financial planning programs. The Company, a New York corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and follows generally accepted accounting principles applicable to brokers and dealers in securities.

Revenue recognition - The Company generates revenue through two main sources: commissions and consulting services. Commissions are computed: 1) As a percentage of the amount of funds that the employees/employer of the Company's clients invest in their retirement accounts; 2) As a percentage of the total assets of the employee and employer; 3) As a fee per employee paid by either the employer or the employee; and 4) As a fee paid by the employer for Internet-based services. The commissions are paid to the Company by vendors that sell insurance and investment products to the Company's clients. This revenue is recognized by the Company monthly, based on the commission computed by the insurance companies. Consulting services are billed based upon agreed hourly rates or other agreed upon criteria with the client. The timing of such billing is concurrent with the rendering of services.

Receivables and credit policies - Consulting receivables are unsecured customer obligations due under normal trade terms requiring payment within thirty days from the invoice date. Interest is not accrued on consulting receivables.

Consulting receivables are stated at the amount billed to the customer. Payments of consulting receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Customer account balances with invoices dated over ninety days old are considered delinquent.

The carrying amount of consulting receivables is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. At December 31, 2003, management believes that an allowance for doubtful accounts is not required.

Cash and cash equivalents - For purposes of the statement of cash flows, the Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consisted of the following:

Checking accounts	$ 313,785
Mutual funds - U.S. Treasury note	750,213
	$ 1,063,998

Furnishings and equipment - Furnishings and equipment for financial statement purposes consist primarily of furniture and computer equipment and are recorded at cost. Depreciation for financial statement purposes is recorded on straight-line and accelerated methods over the estimated useful lives of the items ranging from five to seven years. For income tax purposes, depreciation is computed using methods and lives prescribed by the appropriate income tax regulations. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of furnishings and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Concentration of credit risk - The majority of the Company's income is derived from commissions earned from sales of products by a select group of insurance and investment companies to the not-for-profit sector, primarily in the Northeast. In 2003, approximately 65% of commissions earned came from four companies. Approximately 17% of these commissions were generated from one customer. Outstanding receivables at December 31, 2003, are due principally from insurance and investment companies and are unsecured. The Company has cash balances with financial institutions which are insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances approximated $1,009,000 at December 31, 2003. In addition, the Company has certain investments in corporate stocks and bonds that are at risk for normal market fluctuations.

Income taxes - The Company is taxed as an S Corporation for Federal and various state income tax purposes, whereby the liability for generally all Federal and state income taxes is assumed individually by the stockholders whether or not the income giving rise to such taxes has been distributed. The Company is subject to local income taxes which are accrued in the accompanying financial statements. For local income taxes, deferred income taxes are recorded using the liability method. Under this method, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of income taxes currently due plus the change in deferred taxes. Cash paid for income taxes was approximately $155,000 in 2003.

Use of estimates - In preparing the financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising and promotional expense - Advertising and promotional costs are expensed as incurred and amounted to approximately $69,000 in 2003. These costs are included in general and administrative expenses.

Note 2 - Investments

Investments are presented in the financial statements at fair value based on quoted market prices. Investments consisted of the following:

	December 31, 2003		
	Cost	Fair Value	Unrealized Gain/(Loss)
Cash and cash equivalents	$ 15,254	$ 15,254	$ -
Corporate bonds	396,519	412,271	15,752
Corporate stocks	18,045	46,800	28,755
	$ 429,818	$ 474,325	$ 44,507

Note 3 - Furnishings and equipment

Furnishings and equipment consist of:

Furnishings	$ 125,587
Office equipment	266,182
	391,769
Less - Accumulated depreciation	(228,077)
	$ 163,692

Depreciation expense of $52,609 in 2003 is included in general and administrative expenses.

The Company leases its office facilities and certain vehicles and equipment under agreements accounted for as operating leases. The difference between rental expense, which is recognized on a straight-line basis over the terms of the leases, and the amount paid is reported as deferred rent in the accompanying balance sheet. Rent expense was approximately $285,000 in 2003.

Future minimum rental payments required under operating leases that have remaining noncancelable lease terms in excess of one year are as follows:

	Office Facilities	Equipment
2004	$ 283,924	$ 33,038
2005	264,637	16,440
2006	272,800	16,440
2007	294,451	16,440
2008	322,336	9,590
2009 and thereafter	1,611,993	-
Total minimum payments required	$ 3,050,141	$ 91,948

Note 4 - Retirement plan

The Company has a defined contribution profit sharing plan which contains employee contribution provisions under Section 401(k) of the Internal Revenue Code. The Plan covers all employees as they become eligible. Under the provisions of the Plan, each non-highly compensated employee may contribute up to 100% of their compensation on a pre-tax basis, not to exceed the maximum amount allowed under Section 401(k) of the Internal Revenue Code. There is no employer matching under the 401(k) provision. The Company's contributions to the profit sharing trust fund are determined annually at the discretion of the Board of Directors. The Board of Directors elected to contribute $171,525 to the Plan for the year ended December 31, 2003, which is included in accrued retirement liabilities in the accompanying financial statements.

Note 5 - Note payable

Note payable consists of the following at December 31, 2003:

Note payable to former stockholder in connection with stock redemption; payable in monthly instalments totaling $5,000 including interest at prime plus 1% through November 2006	$ 159,070
Less - Current portion	53,256
	$ 105,814

Future maturities of the note payable subsequent to 2004 are as follows:

2005	$ 55,980
2006	49,834
	$ 105,814

Interest paid was $2,830 in 2003.

Note 6 - Income taxes

As explained in Note 1, the Company has elected under the Internal Revenue Code and various state laws to be taxed as an S Corporation. For New York City tax purposes, the Company is taxed as a C Corporation. The Company must determine its New York City income tax liabilities at the higher of the regular corporate rates applied to taxable income or the tax due under the alternative tax calculation, which is based on taxable income and officers' salaries.

The Company had New York City taxable income of approximately $599,000 in 2003. The Company's current provision for income taxes for New York City and certain state taxes were approximately $49,000.

The accompanying financial statements include the following components of net deferred income taxes at December 31, 2003:

Net deferred income taxes in the balance sheet:

Deferred tax liabilities	$	(64,000)
Deferred tax assets		72,000
Net deferred taxes		8,000
Less - Current deferred tax liability		(50,000)
Long-term deferred tax asset	$	58,000

The provision for deferred income taxes consists of the following:

Deferred tax expense from changes in temporary differences	$	5,000
Change in valuation allowance		-
Deferred income tax expense	$	5,000

At December 31, 2003, the Company has net temporary differences between the financial reporting basis and the income tax basis, resulting principally from: 1) The conversion from the accrual method of reporting for financial statement purposes to the cash method of reporting for income tax purposes; 2) Leasehold improvements, furnishings and equipment; and 3) Deferred compensation. Should the Company terminate its election to be taxed as an S Corporation for Federal and New York State tax purposes, the obligation resulting from the tax effect of these timing differences would revert to the Company at the then corporate income tax rate.

Note 7 - Deferred compensation and covenant not-to-compete

During 1996, the Company agreed in principal to a deferred compensation agreement and a covenant not-to-compete with a stockholder. Under the deferred compensation agreement, a benefit of $75,000 per year will be paid until the earlier of the following occurs: 1) The expiration of the twenty-year period beginning January 15, 1999; or 2) The death of both the stockholder and his spouse. Upon the death of the stockholder and his spouse, the Company shall have no further obligation for payments. Interest on the unpaid balance is computed at 8% per annum. Interest expense was $53,200 in 2003, and is included in executives' compensation expense.

The stockholder has entered into a series of NASD Form SL5 (three years) and NASD Form SL1 (one year) subordination agreements concerning portions of this obligation.

Under a covenant not-to-compete agreement, the Company agrees to pay the stockholder $89,000 per annum and continuing thereafter until the earlier of the following occurs: 1) The expiration of the twenty-three year period commencing January 15, 1999; or 2) The death of both the stockholder and his spouse. Upon the death of the stockholder and his spouse, the Company shall have no further obligation for payments. This amount is expensed in salary and related expenses.

In addition, as part of the agreement, the Company will pay to the stockholder $33,656 annually, commencing February 1999 and continuing until the death of the stockholder and his spouse or until the date a certain life insurance policy is paid in full. This amount is expensed in salary and related expenses.

Note 8 - Stockholders' equity

During 2003, the Company purchased 4,000 shares of common stock from a stockholder for $226,240, of which $50,000 was paid in cash and $176,240 was financed through note as shown in Note 5. In accordance with the Company's operating agreement, all stock purchased by the Company shall be retired and not held as treasury. The Company has recorded $226,240 in treasury stock for the cost of the shares and will retire the shares when the note is fully repaid in November 2006.

Note 9 - Net capital requirements

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1). At December 31, 2003, the Company had net capital of $347,485, which was $277,081 in excess of its required net capital of $70,404. The Company's net capital ratio was 3.04 to 1 at December 31, 2003.

SUPPLEMENTARY INFORMATION

CHARLES W. CAMMACK ASSOCIATES, INC.
(An S Corporation)

SCHEDULE OF OPERATING EXPENSES

DECEMBER 31, 2003

Salaries and related expenses:	
Executives' compensation	$ 633,920
Administrative compensation	3,648,089
Group insurance	188,690
Payroll taxes	220,564
Profit sharing contribution	171,525
Transit checks	20,629
Tuition and training	17,580
Workers compensation insurance	29,742
Total salaries and related expenses	4,930,739
General and administrative expenses:	
Advertising and promotion	68,553
Books and subscriptions	16,037
Computer supplies	7,905
Depreciation	52,609
Dues, memberships and licenses	85,422
Directors' fees	3,200
Insurance	86,567
Office supplies and stationary	68,508
Postage	21,650
HRIS expense	307,054
Printing	10,420
Professional fees	74,201
Rent	264,941
Repairs and maintenance	53,247
Telephone	68,216
Total general and administrative expenses	1,188,530
Selling and marketing expenses:	
Automotive expense	19,389
Selling expense	3,667
Travel and entertainment	223,048
Total selling and marketing expenses	246,104
Total operating expenses	$ 6,365,373

CHARLES W. CAMMACK ASSOCIATES, INC.
(An S Corporation)

SCHEDULE OF NET CAPITAL

DECEMBER 31, 2003

Total stockholders' equity	$ 1,176,148
Liabilities subordinated to claims of general creditors allowable in computation of net capital under SL5 agreements	280,000
Total capital and allowable subordinated liabilities	1,456,148
Non-allowable assets deductions and/or charges:	
Accounts receivable	637,284
Furnishings and equipment	163,692
Deferred taxes	58,000
Prepaid expenses	78,215
Refundable income taxes	39,895
Security deposits	46,800
Total other deductions and/or charges	1,023,886
Net capital before haircuts on securities positions	432,262
Haircuts on securities:	
Other, Citibank Landmark account	52,515
Other, Morgan Stanley Dean Witter	28,962
Other, NASD warrants	3,300
Net capital	$ 347,485
Total liabilities per balance sheet	$ 1,386,061
Less - Subordinated debt	280,000
Deferred tax liabilities	50,000
Aggregate indebtedness	$ 1,056,061
Computation of basic capital requirement:	
Minimum net capital requirement	$ 70,404
Minimum dollar requirement	$ 5,000
Net capital requirement (the greater of the above amounts)	$ 70,404
Excess net capital at 1000%	$ 241,879
Ratio - Aggregate indebtedness to net capital	3.04
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2003) of net capital as reported in Company's Part II (unaudited) FOCUS report	$ 631,344
Audit adjustments:	
Other revenue	4,928
Other expenses	(229,551)
Non-allowed assets	14,647
Subordinated liabilities	(50,000)
Other	(23,883)
Net capital	$ 347,485

DANNIBLE & McKEE, LLP
Certified Public Accountants and Consultants
Financial Plaza, 221 S. Warren St., Syracuse, New York 13202-2687
(315) 472-9127 Fax (315) 472-0026

Independent Auditor's Report on

Internal Controls Required by SEC Rule 17a-5

January 23, 2004

To the Board of Directors of
Charles W. Cammack Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Charles W. Cammack Associates, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Dannible + McKee, LLP